Mail Stop 4561

March 17, 2010

Dean A. Foate
Chief Executive Officer
Plexus, Inc.
55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156

      Re: **Plexus, Inc.**
              Form 10-K for the Fiscal Year Ended October 3, 2009
              Filed November 18, 2009
              File No. 001-14423

Dear Mr. Foate:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Stephen Krikorian
              Accounting Branch Chief